UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number 001-34667

SEADRILL LIMITED

Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441) 295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated April 4, 2017, providing an update on the Company's debt restructuring.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated March 13, 2017, announcing that it has reached a settlement with Hyundai Samho Heavy Industries Co Ltd. regarding the West Mira.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED (registrant)

Dated: April 5, 2017	By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Secretary

EXHIBIT 99.1

News

SDRL - Amendments to Secured Credit Facilities

Hamilton, Bermuda, April 4, 2017 - Seadrill Limited ("Seadrill or the Company") announces today that it has reached agreement with its banking group to extend a series of key dates as part of the Company's ongoing restructuring efforts.  The Company has reached an agreement to extend the milestone to implement a restructuring plan from 30 April to 31 July 2017 and also to extend the related covenant amendments and waivers expiring on 30 June 2017 to 30 September 2017.  Finally, the Company has also received lender consent to extend the maturity dates of the following three facilities:

1.	The US$450 million credit facility maturing on 30 April 2017 will be extended until 15 August 2017

2.	The US$400 million credit facility maturing on 31 May 2017 will be extended until 31 August 2017

3.	The US$2.0 billion NADL credit facility maturing on 30 June 2017 will be extended until 14 September 2017

These extensions provide additional time for the Company to further advance the ongoing negotiations with its banks, potential new money investors, and the advisers to the ad hoc committee of bondholders regarding the terms of a comprehensive restructuring plan, which may include the infusion of new capital. While no definitive terms have been reached, based on stakeholder and new money investor feedback, as well as the Company's existing leverage, we currently believe that a comprehensive restructuring plan will require a substantial impairment or conversion of our bonds, as well as impairment, losses or substantial dilution for other stakeholders.  As a result, the Company currently expects that shareholders are likely to receive minimal recovery for their existing shares.

We expect the implementation of a comprehensive restructuring plan will likely involve schemes of arrangement or chapter 11 proceedings, and we are preparing accordingly.  The Company's business operations remain unaffected by these restructuring efforts and the Company will continue to meet its ongoing customer and business counterparty obligations.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F (File No. 001-34667). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.2

News

SDRL - Seadrill Limited Announces Settlement of West Mira Arbitration
Hamilton, Bermuda, March 13, 2017 - Seadrill Limited ("Seadrill" or "the Company") announces today that it has reached a settlement agreement with Hyundai Samho Heavy Industries Co Ltd. ("HSHI") in relation to the West Mira ("the Unit") arbitration. Seadrill will receive a cash payment of $170 million in March 2017 as full settlement of the dispute.
Arbitration proceedings began in October 2015 following the cancellation of the construction contract for the West Mira and were expected to conclude during the first half of 2018. This settlement agreement brings an early conclusion to the arbitration process.
The Company will take a non-cash impairment of approximately $44 million to reflect the difference between the carrying value of the West Mira receivable and the cash payment to be received.
As part of this settlement, Seatankers, a related party, has purchased the West Mira from HSHI. Seatankers is an asset holding company and is not expected to engage in offshore drilling activities in competition with Seadrill. The Company expects to execute an agreement with Seatankers for the commercial and technical management of the West Mira as well as a right of first refusal for purchase of the Unit.
FORWARD LOOKING STATEMENTS
This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F (File No. 001-34667). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.
This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.